Exhibit (a)(51)

June 9, 2006 P281/06e
BASF receives over 90% of Engelhard shares
• BASF Announces Completion of Subsequent Offering Period	Michael Grabicki Phone: +49 621 60-99938 Fax: +49 621 60-92693
michael.grabicki@basf.com

US media contact:

Ludwigshafen, Germany, June 9, 2006 — BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN) today announced the completion of the subsequent offering period for the outstanding shares of Engelhard.  As of 8:00 p.m. New York City time on June 8, 2006, a total of 113,489,680 shares, representing more than 90% of Engelhard’s (NYSE: EC) outstanding common stock, had been tendered into BASF’s initial tender offer and during the subsequent offering period.

Rand Pearsall
Phone: +1 973 245 6820
Cell: +1 973 626 1786
Fax: +1 973 245 6714 rand.pearsall@basf.com

BASF intends to complete the acquisition of Engelhard through a merger of the acquisition vehicle, Iron Acquisition Corporation, into Engelhard Corporation in which all Engelhard shares not tendered into BASF’s offer or during the subsequent offering period (other than shares held in the treasury of Engelhard or held by BASF or any of its subsidiaries) will be converted into the right to receive $39 per share.  Following the merger, Engelhard will be a wholly owned subsidiary of BASF.  Under applicable law, the merger is not subject to the approval of the remaining Engelhard stockholders.

Analysts/Investors contact:
Christoph Beumelburg
Phone: +1 973 245 6013
Cell: +1 973 519 2981
Fax: +1 973 245 6714
christoph.beumelburg@basf.com

BASF Aktiengesellschaf
67056 Ludwigshafen, Germany
Phone:+49 621 60-0
http://www.basf.com
Corporate Media Relations

BASF is the world’s leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF’s intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than €42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF’s most recent Form 20-F filed with the SEC.